Contact

www.linkedin.com/in/shaun-hawkins-aba22b (LinkedIn)

Top Skills

Negotiation

Mergers

Cross-functional Team Leadership

Certifications

Board Governance Fellow

Six Sigma Black Belt

Shaun Hawkins

Managing Partner

Greater Indianapolis

Summary

Venture capitalist, entrepreneur and strategist. Investor in businesses and real estate in the US and Europe as well as communications and infrastructure entities in West Africa. Advisor to a number of biopharmaceutical companies and private equity firms. Member of the board of directors for Invesque Inc. (TSX: IVQ).

Experience

Pier 70 Ventures

Managing Partner

January 2021 - Present (5 years 6 months)

Invesque

Board Member

January 2018 - Present (8 years 6 months)

Invesque is publicly traded investment company focused on acquiring income producing healthcare real estate.

The ProSyte Companies

Board Member

January 2016 - October 2022 (6 years 10 months)

The ProSyte Companies, a diversified holding entity investing in businesses and real estate in the US and Europe as well as communications and infrastructure entities in West Africa.

Investments include Auxigen Health, Carrick Therapeutics, WorkorborTV and urban real estate investments.

Eli Lilly and Company

18 years

Vice President - Lilly New Ventures

April 2013 - August 2019 (6 years 5 months)

Responsible for the Lilly's global venture capital, private equity and venture formation activities. This includes building strategic investment syndicates, new entities and financing vehicles that accelerate the development of early-stage innovation.

Chief Diversity Officer
March 2010 - May 2013 (3 years 3 months)

As chief diversity officer, Hawkins was instrumental in integrating diversity and inclusion into Lilly's business practices and in strengthening the company's diversity brand. Under his leadership, Lilly was named to the DiversityInc "Top 50" list for the time and to its "Top Company for Working Families." The company earned numerous other diversity-related recognition.

Director - Private Equity Ventures
January 2009 - March 2011 (2 years 3 months)

Sr. Manager Corporate Strategy & Business Development
2001 - December 2008 (7 years)

Pre-clinical and clinical biopharmaceutical licensing.

Education

Northwestern University - Kellogg School of Management
MBA, Marketing, Strategy, Entrepreneurship · (1998 - 2000)

University of Tennessee, Knoxville
BS, Business · (1991 - 1995)

Hume - Fogg High School
High School · (1987 - 1991)